Exhibit 99.1

FOR IMMEDIATE RELEASE: November 12, 2021

CONTACT: mindmed@150bond.com

MindMed to Present at the Jefferies London Healthcare Conference

Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, is pleased to announce that its CEO, Robert Barrow, will be speaking at Jefferies 2021 London Healthcare Conference, taking place on November 16-19. Management will be available during the conference for in-person and virtual one-on-one meetings.

A video webcast of the presentation will be available for viewing on-demand beginning on Wednesday, November 17 at 9:20 AM GMT for those registered for the event. The webcast will also be accessible in the “Investors” section of MindMed’s website. MindMed will maintain an archived replay of the webcast on its website for 30 days after the conference.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Media Contact: mindmed@150bond.com

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